VIREXX MEDICAL CORP.

ANNUAL INFORMATION FORM
FOR FISCAL YEAR ENDED DECEMBER 31, 2005

March 22, 2006

TABLE OF CONTENTS

TABLE OF CONTENTS	2
CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
AIT™ Platform Technology	4
T-ACT™ Platform Technology	5
Chimigen™ Platform Technology	5
Product Pipeline	6
DESCRIPTION OF THE BUSINESS	6
General	6
AIT™ Platform Technology	7
Technology Overview	7
Chimigen™ Platform Technology	10
Technology Overview	10
HepaVaxx B	11
Product Overview	11
T-ACT™ Platform Technology	15
Technology Overview	15
Intangible Properties	19
Confidentiality	19
ViRexx’s Patents	19
ViRexx’s Patent Policy	20
Third Party Patents	20
Patent Litigation	20
Economic Dependence and Foreign Operations	21
Facilities and Employees	21
Reorganizations	22
RISK FACTORS	22
DIVIDENDS	28
CAPITAL STRUCTURE	28
Description of Capital Structure	28
Common Shares	28
Options and Warrants	28
MARKET FOR COMMON SHARES	29
Trading Price and Volume	29
DIRECTORS AND OFFICERS	30
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	33
TRANSFER AGENT AND REGISTRAR	34
MATERIAL CONTRACTS	34
INTERESTS OF EXPERTS	35
ADDITIONAL INFORMATION	36
GLOSSARY OF TERMS	36

CORPORATE STRUCTURE

Name, Address and Incorporation

The legal and commercial name of the Corporation is ViRexx Medical Corp.

ViRexx is a corporation amalgamated under the laws of the Province of Alberta, Canada pursuant to the provisions of the Alberta Business Corporations Act (“ABCA”). The Corporation’s head office is located at 8223 Roper Road, Edmonton, Alberta, Canada, T6E 6S4, and its registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1. Its common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “VIR” and the American Stock Exchange (“AMEX”) under the symbol “REX”.

ViRexx is the corporation resulting from the amalgamation of ViRexx Research Inc. (“ViRexx Research”), Norac Industries Inc. (“Norac”) and Norac Acquisitions Inc. (“NAI”), a wholly owned subsidiary of Norac, under the ABCA on December 23, 2003 (the “ViRexx Amalgamation”). Pursuant to the ViRexx Amalgamation holders of Norac subordinate voting shares (the “Norac A Shares”) received 0.2244667 common shares of ViRexx (“ViRexx Shares”) for each Norac A Share held and holders of Norac multiple voting shares (the “Norac B Shares”) received 0.0000004 ViRexx Shares for each Norac B Share held. The issued and outstanding class A shares of NAI (the “NAI Shares”) were cancelled without any repayment of capital in respect of such shares as part of the ViRexx Amalgamation, and therefore Norac, as the sole shareholder of NAI, did not receive any ViRexx Shares. Holders of shares of ViRexx Research received 0.5285974 ViRexx Shares for each share of ViRexx Research held.

Norac was incorporated under the ABCA on September 22, 1986. Norac has been a reporting issuer in the Province of Alberta since October 2, 1986, pursuant to the issuance of a receipt for a final prospectus under the Securities Act (Alberta). The Norac A Shares began trading on the TSXV (formerly, the Canadian Venture Exchange and prior to that the Alberta Stock Exchange) in April 1987 under the symbol “NRC.A” which was subsequently changed to the symbol “NRC.T”. On June 23, 2003, trading of Norac’s securities was halted upon the announcement of the ViRexx Amalgamation. On August 18, 2003, Norac’s listing was moved to the NEX board of the TSX Venture Exchange (“TSXV”) as a result of its inactive status, and Norac’s symbol was changed to “NRC.H”. Norac has been a reporting issuer in the Province of British Columbia since November 26, 1999.

ViRexx Research was the corporation resulting from the amalgamation of Novolytic Corp. and ViRexx Research Inc. (“Original ViRexx”) under the ABCA on August 1st, 2002. On August 1st, 2002, immediately prior to the said amalgamation, the shareholders of Original ViRexx exchanged the 1,000,000 issued and outstanding class A common shares of Original ViRexx for 16,746,007 common shares of Novolytic Corp. and as a result Original ViRexx became a wholly owned subsidiary of Novolytic Corp. The share exchange ratio for the amalgamation of Original ViRexx and Novolytic Corp. was established by agreement between their respective boards of directors in consultation with an independent investment banking firm.

Novolytic Corp. was incorporated under the laws of the State of Nevada, U.S.A. on October 30, 2000 and was continued into the Province of Alberta as a corporation subject to the ABCA on May 31st, 2002. On June 1, 2002, Novolytic Corp. was amalgamated under the laws of Alberta with Novolytic Inc. with the amalgamated corporation continuing under the name “Novolytic Corp.” On June 1, 2002, immediately prior to the amalgamation of Novolytic Corp. and Novolytic Inc. the shareholders of Novolytic Inc. exchanged the 100 issued and outstanding shares of Novolytic Inc. for 100 class “A” common shares of Novolytic Corp. with Novolytic thereby becoming a wholly owned subsidiary of Novolytic Corp.

Novolytic Inc. was incorporated under the ABCA on April 8, 1999 under the name “A.C.T. Technologies Corp.”, and on November 10, 1999 changed its name to Novolytic Inc.

The original ViRexx was incorporated as “ViRexx Corporation” under the ABCA on June 6, 2001, and on October 26, 2001 changed its name to “ViRexx Research Inc.”

On December 10, 2004, ViRexx completed a plan of arrangement pursuant to Section 193 of the ABCA involving ViRexx and AltaRex Medical Corp. (“AltaRex”), whereby amongst other things, ViRexx acquired all of the outstanding common shares of AltaRex (the “AltaRex Arrangement”). For each common share of AltaRex owned, AltaRex shareholders received one half of one ViRexx Share. Sixty percent of the ViRexx Shares received by AltaRex shareholders are freely tradable and the remaining forty percent were subject to a hold period until June 10, 2005. Also pursuant to the arrangement, all outstanding AltaRex stock options and warrants were deemed transferred to ViRexx (free of any claims) in consideration of new stock options or warrants for ViRexx Shares on the basis of one stock option or warrant for a ViRexx Share for every two AltaRex stock options or warrants with the exercise price of the such new ViRexx stock options and warrants being the price of the prior AltaRex stock options or warrants multiplied by two.

AltaRex was incorporated pursuant to the provisions of the ABCA as “AltaRex Medical Corp.” on December 8, 2003. Effective December 23, 2003, AltaRex amended its articles of incorporation to remove its private company restrictions and restrictions on share transfer.

On February 3, 2004, AltaRex completed a plan of arrangement pursuant to Section 193 of the ABCA involving AltaRex, AltaRex Corp., the holders of the securities of AltaRex Corp. and Nova Bancorp Investments Ltd. (the “Bancorp Arrangement”) whereby, amongst other things, AltaRex acquired substantially all the assets of AltaRex Corp. with a legally effective date of December 31, 2003, and has since carried on the business substantially as carried on by AltaRex Corp. prior to the completion of the Bancorp Arrangement.

Prior to the AltaRex Arrangement, the AltaRex common shares were listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “ALT”. AltaRex was delisted from the TSX on December 16, 2004 as a result of the AltaRex Arrangement and ceased to be a reporting issuer in Canadian jurisdictions. ViRexx has not made any capital acquisitions or divestitures other than as described above and all of the funds it has in Treasury will be used to further its research and development programs.

GENERAL DEVELOPMENT OF THE BUSINESS

ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic product candidates for the treatment of certain cancers and chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic Hepatitis B & C and solid tumours. ViRexx has three technology platforms: the antibody-based immunotherapy (“AIT”), Chimigen™ and the T-ACT™ platforms. The AIT™ and Chimigen™ platforms are designed to stimulate the immune system to recognize and remove certain cancers and chronically infected cells harboring viruses.

AIT™ Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for late-stage ovarian cancer. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials in more than 60 sites in the United States. A wholly owned subsidiary of ViRexx (the “Subsidiary”) has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation, exclusive rights for development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the exception of rights retained by the Subsidiary to most member nations of the European Union (EU) and certain other countries. The Subsidiary has established strategic relationships with Dompé International S.A., Medison Pharma, Ltd. and GENESIS Pharma S.A. for certain European and Middle-East countries, but has maintained rights to most EU countries. Negotiations are underway to license the marketing rights for these remaining countries as well as the rights to manufacture and supply finished product for the European territories. Successful completion of these agreements will secure global manufacture and distribution for OvaRex® MAb, upon regulatory approval making the product available to an estimated $750 million global marketplace.

In December 2005, Unither announced the first of two Phase III OvaRex® MAb trials (IMPACT I) had reached its target enrolment of 177 patients. Enrolment in the second Phase III trial (IMPACT II) is progressing as expected, reaching 85% of its target as of December 31, 2005. The two identical Phase III randomized, double-blind placebo controlled trials are being conducted at more than 60 sites across the United States. The trials are designed to evaluate time to disease relapse in patients who have undergone successful surgery and frontline chemotherapy, comparing OvaRex® MAb to placebo. The study will conclude upon accumulating 118 relapses in each trial. Unither is also conducting a Phase II trial of OvaRex® MAb in combination with front line chemotherapy, and has enrolled 39 of a targeted 40 patients as of December 31, 2005.

T-ACT™ Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to tumors, leading to tumour tissue starvation and tumour death. The lead product candidate of the T-ACT™ platform is Occlusin™ 50 Injection, a treatment for solid liver tumours. The Occlusin™ 50 Injection safety trial is being conducted at the Toronto General Hospital under the direction of Dr. Morris Sherman. The trial is designed to examine the safety of Occlusin™ 50 Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures used for the treatment of liver cancer. Five patients had received treatment as of December 31, 2005 without any product-related serious adverse events. Interim data analysis demonstrated a decrease in tumour volume in four of the five patients treated with Occlusin™ 50 Injection. Total costs expended in 2005 for the T-ACT’ Platform were $1,236,748. Partnering discussions have been initiated with more than a dozen companies interested in Occlusin™ 50 Injection. Specifically, ViRexx is evaluating potential partners interested in licensing the manufacturing and distribution rights to Occlusin™ 50 Injection for Asia, as the prevalence of liver cancer is higher in Asia than anywhere else in the world. Successful completion of an agreement with a partner for this territory will result in an accelerated clinical development program for Occlusin™ 50 Injection. The Company estimates the market for Occlusin™ 50 Injection in Asia at more than $300 million.

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is HepaVaxx B, a therapeutic vaccine for the treatment of chronic hepatitis B infection. In early 2005, the Company entered into an agreement with a contract manufacturer, Protein Sciences Corporation (“PSC”) of Meriden, Connecticut, for the production of HepaVaxx B Vaccine for a Phase I clinical trial. PSC successfully manufactured cGMP product in the fourth quarter of 2005 and discussions with Health Canada are underway for the purpose of beginning a Phase I safety trial in the second quarter of 2006. Our second Chimigen™ vaccine candidate, HepaVaxx C, will be a therapeutic vaccine for the treatment of chronic hepatitis C infection. Continued efforts in 2006 will be directed to select a Chimigen™ hepatitis C therapeutic vaccine candidate for clinical testing. Partnering discussions have also been initiated for HepaVaxx B. Specifically; ViRexx is targeting potential partners with a strong presence in Asia where almost three quarters of the world’s chronic hepatitis B and hepatitis C sufferers exist. The Company estimates the market for HepaVaxx B in Asia at more than $2 billion.

Product Pipeline

A summary of the development stage for each of the drug candidates is as follows:

Acquisition of AltaRex Medical Corp.

On December 10, 2004, ViRexx completed the acquisition of AltaRex by way of a plan of arrangement pursuant to Section 193 of the ABCA. For each common share of AltaRex owned, AltaRex shareholders received one half of one ViRexx Share. Sixty percent of the ViRexx Shares received by AltaRex shareholders are freely tradable and the remaining forty percent are subject to a hold period until June 10, 2005. Also pursuant to the arrangement, all outstanding AltaRex stock options and warrants were deemed transferred to ViRexx (free of any claims) in consideration of new stock options or warrants for ViRexx Shares on the basis of one stock option or warrant for a ViRexx Share for every two AltaRex stock options or warrants with the exercise price of the such new ViRexx stock options and warrants being the price of the prior AltaRex stock options or warrants multiplied by two.

DESCRIPTION OF THE BUSINESS

General

ViRexx's business strategy is to develop and commercialize therapeutic product candidates originating from its AIT™, Chimigen™ and T-ACT™ platform technologies in a timely and effective manner. ViRexx intends to realize value by focusing on commercializing proprietary, patent-protected and patent-pending product candidates through pharmaceutical company partnerships and alliances. In order to build value for strategic partnering, it will aggressively pursue regulatory approval of product candidates by conducting additional research and directing pre-clinical and Phase I and II clinical trials.

ViRexx intends to license our patented technologies to pharmaceutical companies, which would be responsible for completing Phase III clinical trials and for undertaking regulatory approvals. ViRexx anticipates that such licenses would provide for payment of fees, a portion of which would be payable upon execution and the balance of which would be payable upon achievement of clinical development milestones, and for payment of royalties from sales. This strategy would serve to avoid the high costs of Phase III trials that ViRexx would otherwise undertake, and generate revenues sooner than if ViRexx conducted those trials. There can be no assurance that ViRexx will be able to enter into such licenses.

AIT™ Platform Technology

Technology Overview

Tumour associated antigens (TAA) are over expressed on cancer cells and can be secreted into the blood. ViRexx believes that TAA are ideal targets for antibodies that act as immunotherapeutic agents. These tumour specific antigens are self produced and are not typically recognized as foreign by the patient’s immune system. In some cases when over-expressed, they actively inhibit immune responses. The Corporation’s antibodies are developed to reprogram the immune system to recognize “tumour specific” antigens as “foreign”, thereby triggering the immune system to respond to and attack the antigens and their associated cancers. The resulting robust response employs both the humoral (antibody based) and cellular (T-cell responsive) arms of the immune system.

Harnessing the Immune System

One of the historical challenges to the monoclonal antibody (MAb) field has been the natural shedding by tumours of associated antigens into the bloodstream. Once in circulation, these shed tumour antigens can interfere with monoclonal antibodies that are designed to directly bind target tumours. The antigens bind to and clear these antibodies from circulation, before they reach their destination (the tumour) to provide a direct pharmacological effect. In contrast, ViRexx engineers its monoclonal antibodies to take advantage of the binding and clearing process. The target for the Corporation’s antibodies is the antigen in circulation, rather than the tumour. Thus, the Corporation’s antibodies trigger the immune system to provide clinical benefit, rather than relying on the direct effect of the antibody on the tumour itself.

ViRexx’s AIT™ MAbs bind to a single epitope on a circulating tumour antigen (self) in circulation, to generate immune responses to multiple epitopes (“multi-epitopic”) of the target antigen present in circulation and on the tumour. ViRexx’s research demonstrates that its antibodies facilitate and modify tumour antigen processing to trigger T cell immunity where, previously, immune recognition to tumour antigen and tumour cells was not present. These results do not provide enough evidence regarding efficacy or safety to support an application to the FDA. Additional tests will be conducted and it may be that subsequent results may not corroborate earlier results.

OvaRex® MAb

Product Candidate Overview

OvaRex® MAb is a murine monoclonal antibody developed by ViRexx that has a high degree of specificity to the tumour associated antigen (CA125), which is over-expressed in over 80% of women with stage III/IV ovarian cancer (Bast et al. 1983; Tuxen et al, 1995). ViRexx believes that OvaRex® MAb acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer.

OvaRex® MAb

•	a fully foreign monoclonal antibody (MAb) that targets CA125 in circulation

•	induces broad immune responses against CA125 and patients own ovarian tumours

•	in final stages of clinical development - ongoing Phase II and Phase III trials

•	benign safety profile and good quality of life during treatment

•	has been granted Orphan Drug status in U.S. and Europe and Fast Track status in U.S.

OvaRex® MAb, is being targeted primarily for use in patients who have had a reduction in tumour burden through surgery and chemotherapy, and for those patients who have a residual amount of disease after the operation.

OvaRex® MAb has shown promise in treating ovarian cancer patients in both remission and recurrent stages of the disease. It is specifically designed for patients who have the CA125 marker in their blood. CA125 is the most thoroughly studied serum marker for ovarian cancer, occurring in 80% of late stage ovarian cancer patients.

The Corporation’s data suggests that a correlation exists between the extent of the immunogenic response against CA125 and progression-free and/or survival time of patients. The antibodies generated in response to the administration of OvaRex® MAb are directed against multiple epitopes (distinct submolecular regions) of the CA125 molecule, indicating a highly effective immune response to the product candidate. OvaRex® MAb recognizes only a single epitope on the cancer antigen and is capable of inducing a highly effective multi-epitopic response by the patient’s immune system.

Over 500 ovarian cancer patients have participated in seven comprehensive OvaRex® MAb clinical trials across North America and Germany. Clinical results have demonstrated an increase in time to disease relapse, coupled with a benign safety profile. Results from five studies have been reported, including results from the Corporation’s largest study in 345 ovarian cancer patients in the “Watchful Waiting” stage—the period of disease remission following first-line treatment of surgery and chemotherapy. These clinical results demonstrate a six-to-ten month prolongation in time to disease relapse for OvaRex® MAb-treated patients (versus placebo) in well-defined populations of 29%-48% of the 345 patients in the study. These well-defined populations also demonstrate a 19%-41% reduced risk of relapse for OvaRex® MAb treated patients (versus placebo). A decreased risk of relapse of 20%-25% is generally considered clinically significant by practicing physicians. A snapshot of the clinical development program for OvaRex® MAb is provided below:

United Therapeutics has initiated two identical Phase III pivotal trials to study the effect of OvaRex® MAb treatment in advanced ovarian cancer during the “watchful waiting” period. Currently there are no approved therapies for the treatment of ovarian cancer in the “watchful waiting” period. The trials are being conducted in the U.S. on Stage III/IV ovarian cancer patients who have successfully completed surgery and chemotherapy. Treatment will continue until disease relapse occurs. The studies are double-blind, placebo-controlled and will each enroll 177 patients randomized 2:1 for OvaRex® MAb versus placebo. In December 2005, Unither announced the first of two Phase III OvaRex® MAb trials (IMPACT I) had reached its target enrolment of 177 patients. Enrolment in the second Phase III trial (IMPACT II) is progressing as expected, reaching 85% of its target as of December 31, 2005.

The Orphan Drug Designation for OvaRex® MAb is for the treatment of ovarian cancer during the “watchful waiting period”. This affords seven (7) years marketing exclusivity in the United States and ten (10) years marketing exclusivity in Europe. Although the incidence of ovarian cancer is relatively low in North America with 16,210 projected deaths in 2005 based on the American Cancer Society (“ACS”) latest report and 40,000 new cases in Europe, based on GLOBOCAN 2002 statistics, there is no approved therapy for the treatment of ovarian cancer in the “watchful waiting” period. The Corporation has issued patents and patents pending protecting the AIT™ technology. Benchmark monoclonal antibody-based therapy reimbursements to treat other solid tumours suggest that the Corporation could receive a premium for its OvaRex® MAb in the treatment of ovarian cancer patients. However, there is no guarantee that the Corporation or its licensees including Unither will receive sufficient reimbursement to justify continued development of OvaRex® MAb.

Market Overview

Ovarian cancer is a malignant growth located in the ovaries in the female reproductive system. In the U.S., Canada, and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract, representing 4% of all cancers among women, and is the fifth most common cause of cancer fatality for women, according to statistics compiled by the ACS. Specifically, the ACS estimates that there will be 22,220 new cases and 16,210 deaths resulting from ovarian cancer in 2005. Approximately 3,000 new cases of ovarian cancer are reported in Canada each year. Based on the GLOBOCAN 2002 reports there were 63,000 new cases in the U.S., Canada and Europe in 2002.

Based on these figures, ViRexx estimates that the global market for treating ovarian cancer could be over $1 billion per year. Although detection of ovarian cancer at an early stage is now associated with an improved chance for successful treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests that could increase the number of patients diagnosed at the early stage of their disease. Consequently, in approximately three quarters of diagnosed patients, the tumour has already progressed to an advanced stage (Stage III/IV) (ASC 2003), making treatment difficult.

In estimating the market for treating ovarian cancer ViRexx has conducted the following analysis. ViRexx has started with a conservative figure of 63,000 new ovarian cancer cases per year in countries with top tier medical care systems. Of these patients, 40,000 would be eligible to be treated with OvaRex® MAb, for the “watchful waiting” indication of which there is no approved therapy currently.

Monoclonal antibody therapies now commercially available in the US range in price from $16,000/patient/year to $57,000/patient/year. OvaRex® MAb is expected to be priced towards the middle of this range at about $20,000/patient/year. At this price the market for the ‘watchful waiting’ indication could be around $800,000,000 (USD)/year. A second indication is being explored for OvaRex® MAb, namely frontline therapy. This would be used in conjunction with chemotherapy. This indication could open up the ovarian cancer market to the full 63,000 patients/year and therefore at about $20,000 price per patient, would translate to a market size of greater than $1 billion on an annual basis.

OvaRex® MAb has been granted Orphan Drug status in the U.S. and Europe and Fast Track designation in the U.S. The timeline for regulatory submission of OvaRex® MAb will be determined by United Therapeutics for their licensed territories (as per the April 17, 2002 licensing agreement). The Orphan Drug Designation for OvaRex® MAb is for the treatment of ovarian cancer during the “watchful waiting period” (i.e. after treatment by chemotherapy and surgical removal of the tumour). This affords seven (7) years marketing exclusivity in the United States and ten (10) years marketing exclusivity in Europe. Further, ViRexx has issued patents and patents pending that will afford further protection from competitors in this segment of the cancer treatment market. Benchmark monoclonal antibody-based therapy reimbursements to treat other solid tumours suggest that ViRexx could receive a premium for its OvaRex® MAb in the treatment of ovarian cancer patients. However, there is no guarantee that ViRexx or its licensees, including Unither, will receive sufficient reimbursement to justify continued development of OvaRex® MAb. Further, there is no guarantee that a competitor will not develop a therapeutic agent that will directly compete with OvaRex® MAb for the specified target market.

Treatment

Ovarian cancer typically exhibits vague symptoms, and is therefore called “The Disease That Whispers”. It is particularly difficult to detect given the location of the ovaries and is often not diagnosed until at a late stage in the disease, at which point, it has already spread to other parts of the body. Consequently, only approximately 25% of ovarian cancers are diagnosed in the early stages (Am Cancer Soc 2003). Noticeable symptoms commonly occur in more advanced stages of tumour growth when pressure from the tumour is exerted on the patient’s bladder and rectum, and as fluid begins to form in the abdomen.

Treatments and patient prognosis are highly dependent upon the type of ovarian cancer and the extent to which the disease has spread prior to diagnosis. More than 80% of Stage III/IV patients express the tumour associated antigen CA125 an antigen that is self produced and is highly associated with ovarian cancer (Bast et al. 1983; Tuxen et al. 1995). The therapeutic approach prescribed for these patients whose tumours have progressed to an advanced stage consists of surgery to remove all visible cancerous growth in combination with adjuvant chemotherapy. The procedure may also involve the removal of one or both ovaries and fallopian tubes (salpingo-oopharectomy), as well as the uterus (hysterectomy).

In recent years, new chemotherapeutic agents used either as single treatments or in combination with other therapeutic agents have demonstrated an increase in survival time. Despite their apparent positive effect on survival time these agents are associated with significant toxicity and side effects that reduce the patient’s quality of life. Currently, the most common chemotherapy for patients with newly diagnosed ovarian cancer is carboplatin (Paraplatin) or cisplatin (Platinol) with paclitaxel (Taxol). Carboplatin and cisplatin are “platinum agents” (chemicals that contain platinum). Given the rigors of repeated chemotherapeutic treatments, and taking into account the modest effect on prolonging survival time, patient quality of life has become a major issue. This is increasingly true as ovarian cancer affects a larger number of older and postmenopausal women.

Competition

To the Corporation’s knowledge, there are no products available for commercial sale or under development for the treatment of advanced ovarian cancer in the “watchful waiting” period.

Chimigen™ Platform Technology

Technology Overview

In a healthy individual, foreign antigens (such as proteins derived from a bacterium, virus and/or parasite) normally elicit an immune response. This immune response has two components:

Humoral (Antibody) Response: Antibodies produced by B-cells are secreted into the blood and/or lymph in response to an antigenic stimulus. The antibody then neutralizes the pathogen (virus, bacteria or parasite) by binding specifically to antigens on its surface, marking it for destruction by phagocytic cells and/or complement-mediated mechanisms.

Cellular Response: The cellular immune response leads to the selection and expansion of specific helper and killer T-cell clones capable of directly eliminating infected cells that have the antigen.

In some individuals, the immune system does not respond normally to certain antigens or pathogens. When an antigen does not stimulate the production of a specific antibody and/or cellular response, the immune system is not able to ward off the resultant disease. As a result, the host will develop tolerance to the infectious agent and becomes a chronic carrier of the disease.

Chimigen™ vaccines are chimeric molecules consisting of selected antigens fused to a murine Fc fragment. ViRexx is conducting tests intended to demonstrate that its Chimigen™ technology directs both arms of the body’s immune system to attack the infectious agent. It is hoped that the tests will show the Chimigen™ therapeutic vaccines will break tolerance to the infectious agent and stimulate the immune system eliminate infected cells as well as the disease-causing agent located in the circulation.

Chimigen™ vaccines contain two domains, the “Target Binding Domain” and the “Immune Response Domain”. The Target Binding Domain targets the Chimigen™ vaccine to specific receptors on antigen presenting cells and the Immune Response Domain contains selected antigens. These vaccines are produced as fusion proteins using recombinant methods. ViRexx’s recombinant technology allows for efficient substitution of a desired antigen onto the Target Binding Domain backbone of the Chimigen™ vaccine. This enhances the Corporation’s ability to produce highly desirable and effective multivalent vaccines. Thus the Chimigen™ technology is a platform that lends itself to adaptation to a variety of antigens produced in a number of disease conditions including cancer.

HepaVaxx B

Product Overview

HepaVaxx B is a Chimigen™ therapeutic vaccine developed by us for the treatment of chronic hepatitis B viral infections.

HepaVaxx B is a recombinant chimeric molecule containing the elements of both a hepatitis B viral antigen and a murine antibody. The molecule is designed to target antigen presenting cells that play a dominant role in activating the body’s immune system. Expression of HepaVaxx B in insect cells facilitates this targeting and immune system activation. Validation of the uptake, processing and activation of the cells responsible for modulating the immune response was conducted by us using specialized assay systems.

Market Overview

The market for ViRexx’s HepaVaxx B is global.

Hepatitis B Virus Market Size

	Globally	US
People Chronically Infected	370 million	1.25 million
New Cases Per Year	Not Available	78,000

Source: Center for Disease Control Hepatitis B Fact Sheet (2003)
Source: World Health Organization 2000

Hepatitis B is one of the major diseases of mankind and is a serious global public health problem. The World Health Organization estimates that one out of every three people have been infected with the Hepatitis V Virus (“HBV”) of whom approximately 350 million have developed a chronic HBV infection.

The virus is very common in Asia, (especially Southeast Asia), Africa, and the Middle East. There are more than 370 million chronically infected carriers worldwide representing 5% of the world’s population. Approximately 1.25 million chronic carries of HBV live in the U.S. An estimated 10 to 30 million additional people world wide will become infected with the virus each year.

People with a chronic hepatitis infection are at risk for significant liver damage. Approximately 20-30% of chronically infected people (30-35% of chronically infected males) develop cirrhosis of the liver and/or liver carcinoma over a 20-30 year time period. There are approximately one million deaths each year attributed to chronic HBV infection.

Competition

At least 28 companies including several major international pharmaceutical companies (for example Bristol-Myers Squibb, and GlaxoSmithKline) are developing new and novel products for the treatment or prevention of chronic hepatitis B virus infection. The developmental strategies being employed by these biotech and pharmaceutical companies may be categorized as (a) nucleoside reverse transcriptase inhibitors of viral replication (e.g., Entecavir), (b) non-nucleoside reverse transcriptase inhibitors of viral replication (e.g. Robustaflavone), (c) monoclonal antibodies (HepXTM-B), (d) vaccines (e.g., Hepatitis B DNA vaccine), and (e) other immunologic therapies (e.g., EHT899).

ViRexx believes that the majority of these approaches do not eradicate the reservoir of the HBV that remains inside the patient’s cells and therefore have little or no potential to permanently cure the patient of hepatitis B virus infection. The approaches noted above will likely reduce the viral load in the patient’s blood, but unfortunately for the majority of patients, once the therapy is stopped the hepatitis virus will begin to replicate again within the patient’s cells that contain the viral “covalently closed circular” (ccc) DNA. In contrast, ViRexx believes that HepaVaxx B Vaccine will elicit both humoral and cellular immune responses in chronic hepatitis B patients and that a strong cellular immune response directed against hepatitis B antigens will have the potential to eradicate the patient’s cells that harbour hepatitis B viral DNA.

Furthermore, experience has shown that during long term therapy with existing antiviral agents (e.g., lamivudine), the patients that had the best chance of eliminating the virus were the patients that had an immune response to the virus prior to starting the antiviral agent. ViRexx believes the predicted broad humoral and cellular immune responses induced by HepaVaxx B will increase the effectiveness of antiviral therapy when used in combination.

HepaVaxx C

Development Overview

HepaVaxx C is a Chimigen™ therapeutic vaccine being developed for the treatment of chronic hepatitis C viral infections. HepaVaxx C is a recombinant chimeric molecule containing the elements of both hepatitis C viral antigen and a murine antibody. The molecule is designed to target antigen presenting cells, especially dendritic cells that play a dominant role in the body’s immune system. Plans are in place to carry out a pre-clinical evaluation of vaccine candidates using specialized assay systems.

Market Overview

The market for ViRexx’s HepaVaxx C is global.

HCV Market Size

	Globally	US
People Chronically Infected	170 million	2.7 million
New Cases Per Year	3-4 million	25,000

Sources: World Health Organization Fact Sheet WHO/164 - October (2000)

Source: World Health Organization (2000)

The World Health Organization conservatively estimates that 3 to 4 million people worldwide are newly infected each year with HCV and that 170 million people are chronically infected with HCV (more than four times as many as infected with HIV). (Source: WHO Fact Sheet WHO/164 - October 2000.)

According to Hepatitis Central’, chronic HCV is predicted to become a major burden on the health care system over the next 10 to 20 years, as patients who are currently asymptomatic will progress to end-stage liver disease and cancer.

Approximately 75% to 85% of individuals infected with HCV will develop a chronic infection, of whom approximately 15% to 20% will develop chronic liver disease progressing to cirrhosis. Between 1% and 5% of people with chronic infections will develop liver cancer over a period of 20 to 30 years.

An estimated 4 million people have been infected with HCV in the U.S., of whom 2.7 million are chronically infected. According to the U.S. Centre for Disease Control and Prevention (“CDC”), new infections in the U.S. have dropped from approximately 240,000 annually in the 1980s to less than 25,000 in 2001. This is largely due to the availability of a diagnostic antibody test, which was introduced in 1990 to screen and eliminate HCV-infected blood from the nation’s blood supply. (Source: Centre for Disease Control Hepatitis C Fact Sheet (2003).)

Since 1990, all donated blood in the U.S. has been screened for the presence of the virus, thus eliminating almost all cases of transmission through transfusion. While this screening test has also been adopted by many other industrialized nations, the rest of the world is still at risk from transfusions as well as the other common routes of transmission (especially contaminated needles). In the absence of blood screening, many, if not most carriers, have no idea that they are infected, or that they should take precautions against infecting others.

While the incidence of infection in the U.S. has decreased since the 1980s, the rate of deaths attributable to HCV continues to increase as people infected decades ago begin to manifest the disease. According to the CDC, 8,000 to 10,000 people currently die each year from HCV-related liver disease. HCV continues to be the number one reason for liver transplants. The CDC has predicted that the death toll will triple by the year 2010 and exceed the number of U.S. deaths due to AIDS. In addition, HCV is now the most common blood-borne infection in the U.S.

According to Hepatitis CentralTM, chronic HCV is predicted to become a major burden on the health care system over the next 10 to 20 years as many patients who are currently asymptomatic will progress to end-stage liver disease and cancer. Predictions in the U.S. indicate that there will be a 60% increase in the incidence of cirrhosis, a 68% increase in hepatoma, a 279% increase in hepatic decompensation, a 528% increase in the need for transplantation, and a 223% increase in liver death rate.

At present there is neither a therapeutic or prophylactic vaccine commercially available to treat or prevent hepatitis C infections. Current therapy for hepatitis C infection uses interferon and ribavirin. However, this combination is expensive, has significant side effects and is only effective in approximately 40% - 50% of a select group of patients. The epidemic proportions of HCV infection, the limited efficacy and expensive nature of approved therapeutics, the high cost of liver transplants (about $250,000 each) and the huge burden on the healthcare system in Canada alone (about $600 million in 1998, just in medical and work-loss costs), all point to the need for prophylactic vaccines and new therapies to treat the disease. (Source: Health Canada News Release, September 18, 1998 and Fields Virology (2000) Volumes I and II (Fourth Edition).)

The specific target population that can be treated with HepaVaxx C will be defined through the clinical development process. HepaVaxx C is currently in the pre-clinical stage of development.

Competition

There are no currently available therapeutic or prophylactic vaccines commercially available. ViRexx believes the Chimigen™ technology can potentially be used to develop a therapeutic vaccine as well as a prophylactic vaccine.

ViRexx has determined that there are more than 14 companies, including several major international pharmaceutical companies (e.g. Roche, Schering-Plough, Vertex, Wyeth and Eli Lilly), developing innovative drugs for the treatment of hepatitis C. The development strategies can be categorized as (a) biological response modifiers (e.g., (interferon α-2b), (b) antiviral nucleosides (e.g., Viramidine), (c) immune globulins (e.g., Civacir™ hepatitis C immune globulin), (d) monoclonal antibodies (e.g., XTL-002), (e) ribozymes (e.g., HeptazymeTM), (f) antisense drugs (e.g. ISIS 14803), (g) small molecule protease inhibitors (e.g., LY570310 / EILM2061), and (h) other strategies (e.g., human recombinant lactoferrin).

Among these developmental strategies, the biological response modifiers “(BRMs”) (e.g., interferon-alpha) have promise for treatment of hepatitis C infection. However, BRMs enhance, direct or restore the body’s ability to fight disease and provide a non-specific boost to the patient’s immune system which will then mount an attack on hepatitis C viruses. Although BRMs such as interferon-alpha impart a general immune boost that is effective in some patients, the side effect profile is very poor and many patients choose to discontinue therapy because they cannot tolerate the adverse effects.

ViRexx believes that the side effect profile associated with treatment of chronic hepatitis C patients with HepaVaxx C vaccine may be very mild. Furthermore, ViRexx believes that the HepaVaxx C vaccine will elicit both strong humoral and cellular immune responses in chronic hepatitis C patients that can eliminate the hepatitis C infection from the body.

Chiron Corporation

Chiron Corporation is developing prophylactic and therapeutic vaccines using recombinant HCV antigens and adjuvants.

Schering-Plough Corp.

Schering-Plough Corp.’s (“Schering-Plough”) Interferon product (“alpha-interferon”), PEG-INTRON, is currently the preferred treatment for HCV because it appears to be less toxic than Rebetol. Schering-Plough has developed a combination therapy with this product and ribavirin that was approved by European regulators in March 2001 and has been approved by the FDA.

F. Hoffman-La Roche Ltd.

F. Hoffman-La Roche Ltd. (“Roche”) is developing an experimental therapeutic for the treatment of HCV infections. In a head-to-head Phase III clinical trial conducted by researchers at the University of Carolina, it was found that patients treated with Roche’s PEG interferon α-2a or Pegasys, combined with preparation of the antiviral agent ribavirin, was effective in 56% of patients tested, relative to 45% of subjects taking Schering-Plough’s Rebetol, the current industry standard.

In the Roche trial, researchers discovered that the most common side effects, depression and flu-like symptoms, were less frequently exhibited in the Pegasys and ribavirin group than in the group taking ribavirin alone. Depression occurred in 21% of those taking the combination therapy, compared with 30% in the ribavirin alone group, and 20% in the group taking Pegasys without ribavirin. (Source: Roche Press Release - May 22, 2001:http://www.natap.org/2002/Nov/111902-4.html.) However, the high cost (approximately U.S.$31,000 for a year’s supply) and the frequency of side effects with moderate efficacy make this therapy less than desirable. (Source: Fields Virology (2000) Volumes I and II (Fourth Edition)).

T-ACT™ Platform Technology

Technology Overview

It is common knowledge that depriving a tumour of its blood supply has great potential in the fight against cancer and the treatment of benign tumours. Many large pharmaceutical companies conducting clinical studies have clearly established the concept that cutting off the blood supply to tumours causes them to regress and become dormant. Furthermore, cutting off the blood supply reduces the ability of cancers to invade tissues and to spread to other parts of the body.

ViRexx’s T-ACT™ platform is a novel and proprietary targeted tumour starvation technology. The platform consists of two complementary product candidate groups, OcclusinTM and Tactin, and is based on site-specific platelet-mediated thrombosis of solid tumour vasculature. The T-ACT™ technology platform has the potential to produce a wide range of product candidates that stop the flow of blood to solid tumours, both malignant (cancer) and non-malignant (benign). Blockage of tumour tissue vasculature by targeted thrombosis starves the tumour of oxygen and essential nutrients, resulting in tumour regression and ultimately in tumour tissue death.

The T-ACT™ platform technology harnesses the body’s natural abilities to produce a blood clot in response to immobilized von Willebrand Factor (“VWF”). VWF circulates in the blood stream in an inactive state. Once it becomes immobilized in response to blood vessel damage, VWF is then able to capture circulating platelets and stop the flow of blood from the injured vessel.

The Occlusin™ technology includes several types of particles coated with VWF or other platelet binding proteins. These particles, delivered through a microcatheter, are tailor-made for the indication for which they are being delivered. Particle size is selected such that upon initiation of platelet reactivity with the particles (i.e., platelet binding to the particles) progression of the particles beyond the capillary bed cannot occur. By varying the particle size, shape and composition, while maintaining a clot forming component (e.g. VWF), the Occlusin™ agents will rapidly and efficiently block arteries of various sizes and locations. Furthermore, Occlusin™ agents can be made of either materials that are biodegradable or materials that would remain permanently resident in the body.

ViRexx believes that the Occlusin™ product candidates are ideal for the treatment of uterine fibroids (benign tumour) and hepatocellular carcinoma (primary liver cancer).

Occlusin™ Product Candidates

Product Candidate Overview

Occlusin™ product candidates will be ViRexx’s lead product candidate for the treatment of uterine fibroids and liver cancer. Based on the T-ACT™ platform technology, the product candidates consist of solid biodegradable particles coated with a platelet-binding agent. These agents are delivered by catheter to the main vessels feeding the tumour.

Market Overview

The OcclusinTM product candidate market is a global market.

Uterine Fibroid Market Size

	Globally	US
Prevalence	30 - 40% of women 30-50 years of age	10.5 million
Target Market	20% of prevalence	2.1 million

Source: National Institutes of Health (NIH); Central Intelligence Agency Population Statistics; Society of Interventional Radiology.

Uterine fibroids, also called leiomyomas, are benign tumours that can grow on the inside or outside of the uterus, or within the uterine wall. Their size can vary from that of a pea to the size of a full-term pregnancy. While most women with fibroids are symptom-free, approximately 25% to 30% experience prolonged bleeding, which can lead to anaemia and/or pain in the pelvis, abdomen, back or during sexual intercourse. Fibroids can also prevent a woman from conceiving, or can induce a miscarriage or premature labour. As fibroids grow and expand, they exert pressure upon the bladder and lower intestine and can cause difficult or increased urination, constipation, and a feeling of fullness.

The Society of Interventional Radiology estimates the incidence of uterine fibroids of significant size at 20% to 40% of women 35 years of age and older and 20% (two million women) experience severe debilitating effects. Corresponding numbers of women relative population in the rest of the world are similarly afflicted. ViRexx will determine the target market for its Occlusin™ product candidates by continued market analysis and through the clinical trial process.

Hysterectomy (complete removal of the uterus) or myomectomy (partial removal of the uterine wall) has been the treatment of choice for women suffering from severe side effects of uterine fibroids. Approximately 40% of the 600,000 plus hysterectomies performed in the U.S. are due to the presence of uterine fibroids. These invasive surgical procedures require long hospital stays and recovery time, post surgery. In contrast, the uterine fibroid embolization (“UFE”) is a minimally invasive technique delivered as an outpatient procedure with minimal recovery time.

UFE involves delivering tiny embolic particles to the blood vessels feeding the fibroid. The particles are delivered by catheter and function to block the vasculature associated with this benign tumour. Once the blood supply is cut off, the fibroid shrinks resulting in symptom relief.

Recent study results presented at the Society of Interventional Radiology annual meeting (March 2003) confirm the superiority of UFE over hysterectomy. Women treated by UFE had reduced hospital stay (0.8 days versus 2.3 days) and less time away from work (10.7 days versus 32.5 days) in comparison to hysterectomy. In addition, the UFE group experienced significant reductions in blood loss and pain associated with the procedure.

Liver Cancer Market Size (primary + secondary to colorectal cancer)

	Globally	US
Prevalence	1,691,228	176,456
New Cases per year	1,137,738	97,836

Source: GLOBOCAN 2002

While primary liver cancer is not as prevalent in North America, in the less developed parts of the world such as Africa, Southeast Asia, and China, it is responsible for 50% of all cancer cases. This dramatic difference is believed to be due to the much higher prevalence of hepatitis B virus carriers in those regions, which predisposes to the development of hepatocellular carcinoma (“HCC”).

According to GLOBOCAN 2002, the worldwide prevalence of primary liver cancer was estimated to be 626,162 cases and, of these, over 411,000 were located in China, 18,000 in North America and 38,000 in Europe. The number of patients who died worldwide from primary liver cancer in 2002 was estimated to be 600,000. ViRexx will determine the target market for its Occlusin™ Injection product candidate(s) by continued market analysis and through the clinical trial process.

In the U.S., the five-year survival rate for patients with all stages of liver cancer is 6%. The five year survival rate of American patients diagnosed with localized liver cancer is 14% and a mere 1% for patients with distant disease. There has been little improvement in the five-year survival rate for U.S. liver cancer patients since the mid 1970s when the overall survival rate was 4%. (Source: American Cancer Society, 2002 Statistics.)

A significant number of patients develop liver cancer secondary to other types of cancer. For example, 50% of patients with colorectal cancer develop liver metastases. GLOBOCAN 2002 estimates indicate that over 1 million cases of colorectal cancer occurred worldwide in the year 2002. Other types of cancer that progress to liver cancer through metastasis includes: breast, lung, pancreatic, stomach, large bowel, kidney, ovarian, and uterine cancer.

Competition

Embolotherapy, the blocking of blood vessels feeding a target tissue, has been practiced for more than 30 years. Several companies, in recent years, have focused on producing specific embolic agents for the treatment of various forms of solid tumours.

Biosphere Medical Inc.:

Biosphere Medical Inc.’s Embosphere™ microsphere technology is the perceived market leader in the area of embolotherapy. This company has developed several forms of its acrylic-based microspheres to treat both liver cancer and uterine fibroids. Embosphere™ Microspheres was recently approved by the FDA for the treatment of uterine fibroids.

Cook Incorporated:

Cook Incorporated markets polyvinyl alcohol (“PVA”) foam particles. This company markets several different sizes of the particles to block various sizes of blood vessels. Cook Incorporated also markets materials such as catheters required in UFE procedures. PVA particles are inert and serve only to physically interfere with the blood flow to the target tissue. In addition, the irregular shape of the PVA particles can result in clogging of the delivery catheter.

Boston Scientific Corporation:

Boston Scientific markets Contour SE™ Microspheres for the treatment of hypervascular tumors and uterine fibroids. The microspheres consist of polyvinyl alcohol and are available in various size ranges. PVA particles are inert and serve only to physically interfere with the flow of blood to the target tissue.

Tactin Technology

Tactin agents are systemically delivered (injected intravenously) and include a series of cancer targeting components against markers such as TAAs found on the surface of a number of cancers and their metastases including liver, breast, lung, prostate and head and neck. The Tactin agents are capable of localizing platelets at a predetermined site by (a) binding to tumour cells that display unique TAAs and (b) by subsequently capturing a separately administered thrombus formation component (“TFC”). ViRexx believes that its TFC, VWF, is an exceptional platelet binding and activating protein, that when fixed to the tumour by the cancer targeting component induces a thrombus only within the confines of the tumour vasculature. Thus, the Tactin product candidates utilize a tumour localized platelet collection and activation process through binding of a targeting agent to a tumour associated antigen, which subsequently leads to thrombus formation and limits the blood supply to the target area, and does this without inducing a generalized or systemic pro-thrombotic state.

Tactin agents affect the vascular system supplying tumours. The tumour targets are directly accessible to arterially or intravenously administered agents permitting rapid localization of a large percentage of the injected dose. ViRexx expects this to result in rapid occlusion of the tumour vasculature. Each capillary in a tumour provides oxygen and nutrients to thousands of tumour cells, so that even limited damage to the tumour vasculature has the potential to produce extensive tumour cell death.

Various targeting agents can be used in combination with the common TFC to achieve an effective response in a broad range of tumour and hyperplastic tissue pathologies. As an example, a targeting agent that binds to Alpha Fetal Protein (“AFP”) can be married to the same thrombus-inducing agent. This same thrombus-inducing agent can also be linked, in vivo, to other targeting agents that bind to other specific antigens (e.g., TAG-72, associated with colorectal cancer).

Intangible Properties

ViRexx is a party to collaborative agreements with third parties relating to OvaRex® MAb and four other product candidates from the AIT™ platform. Please refer to “Risk Factors - The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties” for further details.

Proprietary Protection

ViRexx relies upon patent protection and trademarks to preserve its proprietary technology and its right to capitalize on the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating its proprietary technology.

Confidentiality

Since some of ViRexx’s technology is not patented or licensed but protected by the law of trade secrets, its ability to maintain the confidentiality of its technology is crucial to its ultimate possible commercial success. In order to protect ViRexx’s confidential information, ViRexx has adopted the following procedures:

-	all of its employees must sign and are bound by confidentiality agreements;

-	no sensitive or confidential information is disclosed to any party unless appropriate confidential disclosure agreements are first signed; and

-
all confidential material that is provided to a party is marked as confidential and is requested to be returned when the user no longer has a need to have the material, or when the term of any applicable confidential disclosure agreement governing the use of the material expires.

The Corporation is unaware of any violations of its confidentiality procedures, and to date it has never experienced a violation of its confidentiality procedures that has caused its company material harm. Nevertheless, ViRexx cannot assure you that its procedures to protect confidentiality are effective, that third parties will not gain access to its trade secrets or disclose its technology, or that it can meaningfully protect its rights to its trade secrets. ViRexx cannot prevent a person from violating the terms of any confidential disclosure agreement. Furthermore, by seeking patent protection in various countries, it is inevitable that important technical information will become available to the Corporation’s competitors, through publication of such patent applications. If the Corporation is unable to maintain the confidentiality of its technology in appropriate circumstances, this could have a material adverse impact on the Corporation’s business, financial condition, and results of operations.

ViRexx’s Patents

ViRexx’s success depends in part on its ability to obtain patents, operate without having third parties circumvent its rights, operate without infringing the proprietary rights of third parties, and maintain trade secret protection. As of the date of this registration statement, the Corporation had 46 issued patents and 141 pending patent applications relating to its various technologies in the United States, Canada, the European Union, and other countries, of which the Corporation has been granted 6 patents in the United States. The expiry dates for these 6 are: 5/13/2016, 1/17/2017, 6/15/2019, 11/12/2019, 8/18/2020 and 5/11/2021. The dates reflecting the expiration date of the longest-lived patent rights listed herein do not take into consideration the possibility that a failure to maintain these patents, a terminal disclaimer or other future actions may affect the actual expiration date of the patents. Pending applications may never mature into patents, which could affect the lifespan of certain licenses. Finally, future applications could result in the extension of the license term beyond the dates listed above.

The patent position of pharmaceutical and biotechnology companies is uncertain and involves complex legal and financial questions for which, in some cases, important legal principles are largely unresolved. Patent offices vary in their policies regarding the breadth of biopharmaceutical patent claims that they allow. In addition, the coverage claimed in a patent application can be significantly reduced during prosecution before a patent is issued. ViRexx may not be granted patents of meaningful scope based on the applications it has filed and those it intends to file. ViRexx cannot assure you that its pending patent applications will result in patents being granted, that it will develop additional proprietary product candidates that are patentable, that patents that have already been granted to us will provide us with any competitive advantage or will not be challenged or invalidated by any third parties, or that patents of others will not have an adverse effect on the Corporation’s ability to do business. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of Canada or the United States. ViRexx cannot assure you that others will not independently develop similar products or processes, duplicate any of its potential products or processes, or design around the potential products or processes it may patent.

ViRexx’s Patent Policy

ViRexx pursues a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to its business. ViRexx’s patent portfolio currently includes patents with respect to its unique approaches to immunotherapy, compositions of matter, its immunological utilities, broad claims to therapeutic methods, specific claims for use of these compositions to treat various disease states, and the pharmaceutical formulation of these compositions. ViRexx has also sought patent protection with respect to agents for embolotherapy, related compounds, methods and strategies for therapy, routes of administration and pharmaceutical formulations. In addition, a portion of its proprietary position is based upon the use of technology and potential products it has licensed from others, including the master cell bank licensed from Biomira Inc. for OvaRex® MAb. The license agreement generally requires ViRexx to pay royalties upon commercialization of potential products covered by the licensed technology. ViRexx currently has exclusive licenses from the University of Alberta to 2 patent applications

Third Party Patents

ViRexx’s commercial success also depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. From time to time, companies may possess rights to technologies in the same areas of research and development as the Corporation’s, may have patents similar to ours, and may notify us that the Corporation may require licenses from them in order to avoid infringing their rights in that technology or in order to enable the Corporation to commercialize its own technology. Patent applications are, in many cases, maintained in secrecy until patents are issued. ViRexx competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to compounds or processes used by it or are competitive with the Corporation. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. In the event of infringement or violation of another party’s patent, the Corporation may be prevented from pursuing potential product development or commercialization. In addition, the Corporation may be required to obtain licenses under patents or other proprietary rights of third parties. ViRexx cannot assure you that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If ViRexx does not obtain such licenses, it could encounter delays in introducing one or more of its product candidates to the market, without infringing third party patents, or the Corporation could find that the development, manufacturing or sale of potential products requiring these licenses could be foreclosed.

Patent Litigation

Patent litigation is becoming widespread in the biopharmaceutical industry and ViRexx cannot predict how this will affect its efforts to form strategic alliances, conduct clinical testing, or manufacture and market any of its product candidates that it may successfully develop. ViRexx is unaware of any potential issues related to its possible infringement or violation of another party’s patent. If challenged, however, the Corporation’s patents may not be held to be valid. ViRexx could also become involved in interference or impeachment proceedings in connection with one or more of its patents or patent applications to determine priority of invention. If ViRexx becomes involved in any litigation, interference, impeachment, or other administrative proceedings, it will likely incur substantial expenses and the efforts of its technical and management personnel will be significantly diverted. ViRexx has the obligation to protect and bear the cost of defending the patent rights of the patents it owns. With respect to ViRexx’s licensed patents it has the right but not the obligation to bear the cost of defending patent rights from third parties. A decision to pursue a patent infringement action may be prohibitively expensive.

More specifically, ViRexx cannot assure you that it will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if ViRexx’s potential products infringe the patents, trademarks, or proprietary rights of others, ViRexx could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on our business, financial condition, and results of operations. Where there is any sharing of patent rights, either through co-ownership or different licensed "fields of use", one owner’s actions could lead to the invalidity of the entire patent.

In relation to the License Agreement established between ViRexx and Biomira Inc. dated November 24th, 1995, ViRexx is responsible for the maintenance of existing patents and the prosecution of all patent applications related to the licensed technology. In addition, ViRexx is responsible for the payment of all fees and costs incurred related to the filing, prosecution and maintenance of the patent applications and patents included in the licensed technology.

In relation to the License Agreement established between ViRexx and the Governors of the University of Alberta (“U of A”) for the rights to use Methods of Eliciting a Th1-specific Immune Response, the U of A is responsible for the maintenance of existing and prosecution of all patent applications related to the licensed technology. As of the effective date of the agreement, May 1, 2002, ViRexx is responsible for the payment of all fees and costs incurred by the U of A related to the filing, prosecution and maintenance of the patent applications and patents included in the licensed technology. These obligations are not considered material.

Economic Dependence and Foreign Operations

The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties. The Corporation is dependent upon foreign operations of United Therapeutics and other third parties. For further details, please refer to the following “Risk Factors”: “The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties”, “Pharmaceutical products are subject to intense regulatory approval processes” and “The Corporation’s operations and products may be subject to other government manufacturing and testing regulations”.

Facilities and Employees

ViRexx has headquarters and laboratory space in Edmonton, Alberta. The Corporation’s facilities include a 3-year-old office and laboratory space, which it considers to be world class and to represent a significant value to the Corporation. The facility includes offices, wet laboratories, and associated equipment. ViRexx also has access to the University of Alberta virus containment laboratory and animal research facility. Preferential privileges are accorded to ViRexx such as access to facilities and contact with key individuals, as a result of the present and past association of the senior ViRexx officers with the University of Alberta and the present contractual arrangements of technology transfer between the University of Alberta and ViRexx.

As at March 15, 2006, ViRexx has 31 fulltime employees and one part-time employee of which 18 hold a Ph.D. There are currently 24 employees in research and development, and 7 employees in administration, corporate affairs and business development. All employees execute confidentiality and non-competition agreements and assignments of intellectual property rights to the Corporation.

Reorganizations

For complete list of reorganizations, please see “Name, Address and Incorporation” section.

RISK FACTORS

All of the Corporation’s potential products, including OvaRex® MAb, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. There can be no assurance that the research and development programs conducted by the Corporation or its partners will result in any products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations the Corporation, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results.

There are inherent risks in pharmaceutical research and development

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by the Corporation will be affected by numerous factors beyond the Corporation’s control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;
•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;
•	proprietary rights of third parties or competing products or technologies may preclude commercialization;
•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

The Corporation’s products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of the Corporation’s products may require the development of new manufacturing technologies and expertise. The impact on the Corporation’s business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that the Corporation will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for the Corporation’s products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and similar regulatory authorities in other countries may deny approval of a New Drug Application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause the Corporation to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of the United States. The Corporation could face similar risks in these other jurisdictions, as the risks described above.

The Corporation’s operations and products may be subject to other government manufacturing and testing regulations

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by the Corporation will have to comply with the FDA’s current Good Manufacturing Practices ("cGMP") and other FDA, and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of the Corporation’s customers may require the manufacturing facilities contracted by the Corporation to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by the Corporation fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. The Corporation may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Corporation or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product. The Corporation is subject to regulation by governments in many jurisdictions and, if the Corporation does not comply with healthcare, drug, manufacturing and environmental regulations, among others, the Corporation’s existing and future operations may be curtailed, and the Corporation could be subject to liability.

In addition to the regulatory approval process, the Corporation may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

The biotechnology industry is extremely competitive and the Corporation must successfully compete with larger companies with substantially greater resources

Technological competition in the pharmaceutical industry is intense and the Corporation expects competition to increase. Other companies are conducting research on therapeutics involving immunotherapy and embolotherapy as well as other novel treatments or therapeutics for the treatment of cancer, infectious disease and solid tumors which may compete with the Corporation’s product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Corporation. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which the Corporation may compete from time to time, and which may have significantly better and larger resources than the Corporation. Accordingly, the Corporation’s competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

The Corporation anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Corporation’s competitors will not be more effective, or be more effectively manufactured, marketed and sold, than any that may be developed or sold by the Corporation. Competitive products may render the Corporation’s products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

The Corporation relies on patents and proprietary rights to protect its technology

The Corporation’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. The Corporation has patents in the United States and Europe and has filed applications for patents in the United States and under the PCT, allowing it to file in other jurisdictions. The Corporation’s success will depend, in part, on its ability to obtain, enforce and maintain patent protection for its technology in Canada, the United States and other countries. The Corporation cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect its technology. In addition, no assurance can be given that any patents issued to or licensed by the Corporation will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to the Corporation.

The patent positions of pharmaceutical and biotechnology firms, including the Corporation, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of the Corporation’s current research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada are maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Corporation cannot be certain that it or any licensor was the first to create inventions claimed by pending patent applications or that it was the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and the Corporation. Similarly, since patent applications filed before October 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Corporation cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. There is no assurance that the Corporation’s patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Accordingly, the Corporation may not be able to obtain and enforce effective patents to protect its proprietary rights from use by competitors, and the patents of other parties could require the Corporation to stop using or pay to use certain intellectual property, and as such, the Corporation’s competitive position and profitability could suffer as a result.

In addition, the Corporation may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Corporation. If the Corporation does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. In addition, the Corporation could incur substantial costs in defending itself in suits brought against the Corporation on such patents or in suits in which the Corporation attempts to enforce its own patents against other parties.

The Corporation’s products may fail or cause harm, subjecting the Corporation to product liability claims, which are uninsured

The sale and use of products of the Corporation entail risk of product liability. The Corporation currently does not have any product liability insurance. There can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

New products may not be accepted by the medical community or consumers.

The Corporation’s primary activity to date has been research and development and the Corporation has no experience in marketing or commercializing products. The Corporation will likely rely on third parties to market its products, assuming that they receive regulatory approvals. If the Corporation relies on third parties to market its products, the commercial success of such product may be outside of its control. Moreover, there can be no assurance that physicians, patients or the medical community will accept the Corporation’s product, even if the Corporation’s product proves to be safe and effective and is approved for marketing by Health Canada, the FDA and other regulatory authorities. A failure to successfully market its products would have a material adverse affect on the Corporation’s revenue.

The Corporation’s technologies may become obsolete

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the pharmaceutical industry. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation’s products obsolete, less competitive or less marketable. The process of developing the Corporation’s products is extremely complex and requires significant continuing development efforts and third party commitments. The Corporation’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect its business. The Corporation may be unable to anticipate changes in its potential customer requirements that could make the Corporation’s existing technology obsolete. The Corporation’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Corporation’s proprietary technology entails significant technical and business risks. The Corporation may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties

The Corporation is a party to collaborative agreements with third parties relating to OvaRex® MAb and four other products from the AIT™ platform. Under these collaborations, depending on the structure of the collaboration, the Corporation is dependent on its collaborators to fund, to conduct clinical trials, obtain regulatory approvals for, manufacture, market and sell products using the Corporation’s technology. The Corporation’s collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products. The Corporation’s future success is dependent on the development and maintenance of strategic relationships. The Corporation intends to seek to enter into additional strategic relationships with collaborators to commercialize products and to participate in and continue to finance the later stage clinical development of products. If the Corporation cannot maintain its existing collaborations or establish new collaborations, it would be required to terminate the development and commercialization of products or undertake product development and commercialization activities at its own expense.

In April 2002, a subsidiary of the Corporation entered into an Exclusive License Agreement with United Therapeutics for the development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the major exception of the member nations of the European Union and certain other countries. In August of 2003, the Exclusive License Agreement was extended to include Germany. Under the Exclusive License Agreement, United Therapeutics is responsible for the development of the Corporation’s intellectual property with respect to the five antibodies, including the commercialization of the five antibodies in the licensed territory. In particular, United Therapeutics has agreed to pay the Corporation certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. If United Therapeutics does not devote the resources necessary or does not advance the clinical development of the products, particularly OvaRex® MAb, the Corporation will be materially diversely affected.

If the Corporation fails to enter into strategic relationships for development of products on terms favorable to the Corporation or if these collaborators fail to effectively complete the clinical trials, the regulatory approval of the Corporation’s products may be delayed, and any such delay may have a materially adverse effect on the Corporation’s results of operations and business. The Corporation may also rely on collaborators to market its products. If the Corporation fails to enter collaborations or if its collaborators fail to effectively market the Corporation’s products, the Corporation may lose the opportunity to successfully commercialize the products. The Corporation can make no assurance that it will be able to enter additional collaborations on terms that are acceptable to the Corporation. The Corporation and its collaborators may not manufacture antibodies or fill vials, and will seek to enter into agreements with third parties to manufacture its antibodies (or alternatively, to consider direct manufacturing) and to fill vials. Pursuant to the Draximage Alliance Agreement, Draximage Inc. previously filled OvaRex® MAb vials for clinical trials and may have had certain contingent rights with respect to the manufacture and/or marketing in Canada of the OvaRex® MAb vials. Effective February 2, 2004 the Draximage Alliance Agreement was terminated. United Therapeutics is now working with other vendors to fill OvaRex® MAb vials. AltaRex Corp. previously worked with Lonza Biologics plc on the production of cell culture-based OvaRex® antibody and had subsequently transferred its proprietary cell culture manufacturing processes and the development responsibilities to Abbott Laboratories. Effective, December 15, 2003, the manufacturing and development responsibilities of Abbott Laboratories were terminated. The Corporation is now reliant upon United Therapeutics for all manufacturing responsibilities. The Corporation can make no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for regulatory filings for OvaRex® MAb, or that United Therapeutics’ manufacturing decisions would be appropriate for the Corporation and its other collaborators. Also, if long-term arrangements for the production of OvaRex® MAb and other antibodies cannot be entered into, the Corporation may experience delays in the development and commercialization of its products. In addition, if these contract suppliers fail to perform under the terms of the agreement, the Corporation may incur significant costs.

Scaling-up production and producing multiple consistency lots of cell culture-derived materials will enable the Corporation and United to further pursue regulatory approval and commercialization of OvaRex® MAb. Such regulatory approval and commercialization is dependent upon the Corporation’s and United Therapeutics’ ability to achieve such improvements in production.

The Corporation also relies on a number of alliances and collaborative partnerships for the development of its products. The Corporation cannot guarantee that these relationships will continue or result in any successful developments.

The Corporation has no operating revenues and a history of losses.

To date, the Corporation has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flow or made an operating profit. The Corporation anticipates that it will continue to incur significant losses during 2005 and in the foreseeable future. The Corporation will not reach profitability until after successful commercialization of one or more of its products.

The Corporation may need additional financing in the future to fund the research and development of its products and to meet its ongoing capital requirements.

As of December 31, 2005, the Corporation had cash and cash equivalents, including short-term investments, of $5.6 million and working capital of approximately $5.1 million. The Corporation presently anticipates that its average cash usage for 2006 will be approximately $1.1 million per month and its existing capital resources are adequate to fund its current plans for research and development activities into 2006. Factors that will affect the Corporation’s anticipated monthly cash usage include, but are not limited to, the number of manufacturing runs required to supply its clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity, and the level of pre-clinical activity required by a health authority. The Corporation anticipates that it may need additional financing in the future to fund research and development and to meet its on going capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in its drug discovery and development programs, progress in its pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to the Corporation, the Corporation may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed product, or obtain funds through arrangements with corporate partners that require the Corporation to relinquish rights to certain of its technologies or products. There can be no assurance that the Corporation will be able to raise additional capital if its current capital resources are exhausted.

The Corporation is dependent on its key employees and collaborators

The Corporation’s ability to develop the product will depend, to a great extent, on its ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. The Corporation is highly dependent on the principal members of its management staff as well as its advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with the Corporation are affected by a number of influences outside of the control of the Corporation. The loss of key employees and/or key collaborators may affect the speed and success of product development.

The Corporation’s share price may be highly volatile

Market prices for securities of biotechnology companies generally are volatile. This increases the risk of securities litigation. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Corporation’s financial position, public concern over the safety of biotechnology, future sales of shares by the Corporation or by its current shareholders and other factors could have a significant effect on the market price and volatility of the common shares.

The Corporation earns interest income on its excess cash reserves and is exposed to changes in interest rates

The Corporation invests its excess cash reserves in investment vehicles that provide a rate of return with little risk to principal. As interest rates change the amount of interest income the Corporation earns will be directly impacted.

DIVIDENDS

The Corporation has never paid a dividend and currently has no plan to pay dividends on its common shares. The payment of dividends on common shares in the future will depend on the need of the Corporation to finance growth, the financial condition of the Corporation, and other factors, which the Board of Directors may consider appropriate in the circumstances.

CAPITAL STRUCTURE

Description of Capital Structure

ViRexx is authorized to issue an unlimited number of common shares (“ViRexx Shares”) and an unlimited number of preferred shares, of which 69,542,535 ViRexx Shares (and no preferred shares) are issued and outstanding as fully paid and non-assessable as at the date hereof.

Common Shares

The holders of the ViRexx Shares are entitled to dividends if, as and when declared by the board of directors, to one vote per ViRexx Share at meetings of the shareholders, and upon liquidation, dissolution or winding up of ViRexx and subject to the prior rights and privileges attaching to any other class of shares of ViRexx, to receive such assets of ViRexx as are distributable to the holders of the ViRexx Shares. All of the ViRexx Shares outstanding as of the date hereof are fully paid up and non-assessable.

Options and Warrants

ViRexx currently has outstanding stock options and common share purchase warrants to purchase common shares as outlined in Note 11 of the audited financial statements of the Corporation.

MARKET FOR COMMON SHARES

Trading Price and Volume

On December 22, 2005, the common shares of the Corporation were listed for trading on the AMEX under the symbol “REX”. The common shares of the Corporation were listed for trading on the Toronto Stock Exchange under the trading symbol “VIR” on December 16, 2004. Prior to December 16, 2004 and beginning April 16, 2004, the common shares of ViRexx were listed for trading on the TSX Venture Exchange under the trading symbol “VIR”.

The following table sets forth the market price ranges and the total volume of trading of the common shares on AMEX for the period indicated:

Period	High	Low	Close
	($)	($)	($)	Volume
2005
Dec. 23	1.18	1.08	1.18	8,300
Dec. 27 - 30	1.46	1.20	1.24	396,100

The following table sets forth the market price ranges and the total volume of trading of the common shares on the Toronto Stock Exchange for the most recently completed financial year ended December 31, 2005:

Period	High	Low	Close
	($)	($)	($)	Volume
2005
January	1.30	1.09	1.12	1,684,788
February	2.00	1.10	1.92	4,420,587
March	2.13	1.45	1.59	2,137,535
April	1.59	1.30	1.39	674,193
May	1.43	1.03	1.05	484,083
June	1.12	0.96	1.03	1,250,422
July	1.04	0.96	1.00	739,305
August	1.15	0.90	1.13	1,848,580
September	1.14	0.94	1.04	810,258
October	1.04	0.94	0.99	392,671
November	1.15	0.89	1.09	1,157,806
December	1.61	1.03	1.43	2,542,608

Prior Sales

The following details the securities of ViRexx sold during the most recently completed financial year that are outstanding but not listed or quoted on a marketplace.

On September 9, 2005, ViRexx completed a brokered private placement, through its agent Montex Exploration, Inc. (“Montex”), of 4,035,665 units, each consisting of one ViRexx Share and one-half (½) warrant (“ViRexx Warrant”), for gross aggregate proceeds of $4,035,665 ($1.00 per unit). Each full ViRexx Warrant constitutes a non-transferable ViRexx Share purchase warrant entitling the holder thereof to purchase one ViRexx Share at a price of $1.20 until September 9, 2007. As its commission in connection with acting as agent in the private placement, ViRexx paid to Montex a cash sum of $282,496.55 and issued a brokers warrant for 403,567 warrants exercisable on the same terms and conditions as the ViRexx Warrant.

On September 1, 2005, ViRexx completed a non-brokered private placement for 75,800 units at a price of $0.95 per unit for total proceeds of $72,010. Each unit is comprised of one (1) common share (“Common Share”) and one-half (½) Common Share purchase warrant. Each whole warrant entitles the holder to purchase one (1) additional Common Share at a price of $1.20 per Common Share until January 31, 2007.

On August 23 2005, ViRexx issued 485,300 common shares at a price of $1.07 per common shares to United Therapeutics Corporation (“United”). The shares were issued pursuant to a subscription and debenture purchase agreement dated August 21, 2002 wherein United was issued a convertible demand note by AltaRex Corp., a subsidiary of ViRexx, bearing interest per annum in a principal amount of $433,310.00 (US funds) which expired on August 23, 2005.

Subsequent to ViRexx’s most recently completed financial year ended December 31, 2005, ViRexx completed an offering of an aggregate of 10,909,090 Units at a price of $1.10 per Unit for gross proceeds of up to $12,000,000. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one (1) common share at a price of $1.50 until February 15, 2008. In connection with this private placement, the Corporation paid cash commission of $840,000 and issued broker’s warrants for an aggregate of 1,090,909 non-assignable warrants, exercisable into common shares of ViRexx at a price of $1.50 per common share exercisable until February 15, 2008.

DIRECTORS AND OFFICERS

The following table sets out a brief biography of each of the directors and officers of the Corporation, which includes a description of their principal occupations for the last five years. All directors are re-elected annually.

Name and Municipality of Residence and Office Held, if any	Principal Occupation For Last Five Years	Date First Elected as a Director	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled by Proposed Director
Dr. Antoine A. Noujaim(3) Edmonton, Alberta Director, Scientific Research Officer, Honorary Chairman	Scientific Research Officer of the Corporation. Former Chief Executive Officer of the Corporation.	December 23, 2003	5,944,019 (2) (8.55%)
Dr. Lorne J. Tyrrell(3)(5) Edmonton, Alberta Director, Chief Executive Officer, Chief Scientific Officer	Chief Executive Officer of the Corporation Chief Scientific Officer of the Corporation	December 23, 2003	1,656,792 (6) (2.38%)
Thomas E. Brown (1)(3)(4)(5) Edmonton, Alberta Director
President of Langerin, Inc., an investment company with a focus in biotech, real estate, oil and gas and private business.
Former Chairman and Chief Executive Officer of Somagen Diagnostics Inc., a sales and marketing company.
		December 23, 2003	911,589 (7) (1.31%)
Dr. Jean Claude Gonneau(3)(4) London, England Director	Managing Director of SG Cowen Europe SAS, a European investment bank.	April 14, 2004	20,000 (8) (0.03%)

Name and Municipality of Residence and Office Held, if any	Principal Occupation For Last Five Years	Date First Elected as a Director	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled by Proposed Director
Douglas Gilpin, CA(1)(5) Edmonton, Alberta Director, Chairman	Independent consultant	April 14, 2004	Nil (9)
Jacques R. Lapointe(3(4)(5)) Milton, Ontario Director	Corporate Director Former Chairman, CEO and President of ConjuChem Inc., a TSX listed biopharmaceutical company Former President and COO of BioChem Pharma Inc.	December 9, 2004	175,000 (10) (0.25%)
Bruce D. Brydon(1)(3)(5) Salt Spring Island, British Columbia Director	Independent Consultant Former Chief Executive Officer of Biovail Corporation.	December 9, 2004	Nil (11)
Macaraig (Marc) Canton Edmonton, Alberta President, Chief Operating Officer and acting Chief Financial Officer

President and Chief Operating Officer of ViRexx (February 2005 to Present); Vice President and General Manager, Nutravail Technologies, Inc. (Jan. 2002 to November 2004); Vice President Operations, Biovail Corporation (August 1999 to December 2001)
		N/A	100,000 (12) (0.14%)
Michael W. Stewart Spruce Grove, Alberta Vice President, Operations, Oncology

Vice President Operations, Oncology (December 2003 to present); Vice President Product Development (August 2002 to December 2003); Vice President Product Development of ViRexx Research (August 2002 to December 2003) and Vice President Product Development of Novolytic Corp., a biotechnology company (September 1999 to July 2002);
		N/A	266,039 (0.38%) (13)
Dr. Rajan George Edmonton, Alberta Vice President, Research & Development, Infectious Diseases

Vice President Research & Development of ViRexx Research (September 2001 to December 2003) and ViRexx (December 2003 to present); Research Scientist for Glaxo Heritage Research Institute, a research laboratory company (July 1992 to August 2001)
		N/A	65,325 (0.09%) (14)
Dr. Andrew Stevens Edmonton, Alberta Vice President Regulatory Affairs

Vice President of Clinical and Regulatory Affairs of ViRexx Research (August 2002 to December 2003) and ViRexx (December 2003 to present); Vice President of Clinical and Regulatory Affairs of Novolytic Inc., a biotechnology company (January, 2001 to July 2002); Vice President of Product Development for Cytovax Biotechnologies Inc., a biotechnology company (1998 to 2000)
		N/A	Nil (15)
Dr. Irwin Griffith Vice President, Drug Development, Infectious Disease

Vice President Drug Development, Infectious Disease of ViRexx (April 2004 to present); President of Rational BioDevelopment Inc. (February 2003 - April 2004); Senior Director for Business Development of Biomira Inc. (January 2000 to November 2002)
		N/A	Nil (16)

Notes:
(1)	Member of Audit Committee.
(2)
Of the 5,944,019 ViRexx Shares controlled by Dr. Noujaim, 100,000 ViRexx Shares are held by Noustar Technologies Inc., 100% of the voting shares of which are owned by Dr. Noujaim. Dr. Noujaim also holds Options for an additional 1,675,000 ViRexx Shares and Warrants for an additional 150,000 ViRexx Shares which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Dr. Noujaim to 7,769,019 ViRexx Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Dr. Noujaim, upon such exercise Dr. Noujaim would beneficially own, directly or indirectly 10.9% of the issued ViRexx Shares.

(3)	Member of Environmental Committee.
(4)	Member of Compensation Committee.
(5)	Member of Nominating and Corporate Governance Committee.
(6)
Dr. Tyrrell also holds Options for an additional 820,000 ViRexx Shares and Warrants for an additional 90,000 ViRexx Shares which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Dr. Tyrrell to 2,566,792 ViRexx Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Dr. Tyrrell, upon such exercise Dr. Tyrrell would beneficially own, directly or indirectly 3.6% of the issued ViRexx Shares.

(7)
Thomas Brown also holds Options for an additional 170,00 ViRexx Shares and Warrants for an additional 200,000 ViRexx Shares which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Mr. Brown to 1,281,589 ViRexx Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Mr. Brown, upon such exercise Mr. Brown would beneficially own, directly or indirectly 1.8% of the issued ViRexx Shares.

(8)
Dr. Gonneau holds Options for 145,000 ViRexx Shares and Warrants for an additional 20,000 ViRexx Shares which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Dr. Gonneau to 185,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Dr. Gonneau, upon such exercise Dr. Gonneau would beneficially own, directly or indirectly 0.3% of the issued ViRexx Shares.

(9)
Mr. Gilpin holds Options for 145,000 ViRexx Shares. Assuming o other changes in share capital but the exercise of the Options held by Mr. Gilpin, upon such exercise Mr. Gilpin would beneficially own, directly or indirectly, 0.2% of the issued ViRexx Shares.

(10)
Mr. Lapointe also holds Options for an additional 405,000 ViRexx Shares and Warrants for an additional 100,000 ViRexx Shares which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Mr. Lapointe to 680,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Mr. Lapointe, upon such exercise Mr. Lapointe would beneficially own, directly or indirectly 1.0%% of the issued ViRexx Shares.

(11)
Mr. Brydon holds Options for 230,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the Options held by Mr. Brydon, upon such exercise Mr. Brydon would beneficially own, directly or indirectly 0.3% of the issued ViRexx Shares.

(12)
Mr. Canton holds options for 300,000 ViRexx Shares and Warrants for an additional 100,000 ViRexx Shares which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Mr. Canton to 500,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Canton, upon such exercise Mr. Canton would beneficially own, directly or indirectly 0.7% of the issued ViRexx Shares.

(13)
Mr. Stewart also holds options for an additional 165,000 ViRexx Shares, which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Mr. Stewart to 431,039 Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Stewart, upon such exercise Mr. Stewart would beneficially own, directly or indirectly 0.6% of the issued ViRexx Shares.

(14)
Of these shares, 10,146 are held by Dr. George through his RRSP account. Dr. George’s wife, Daisy George also holds 14,342 ViRexx Shares in an RRSP account or 0.02% of the issued and outstanding ViRexx Shares. Dr. George also holds options for an additional 165,000 ViRexx Shares, which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Dr. George to 230,325 Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. George, upon such exercise Dr. George would beneficially own, directly or indirectly 0.3% of the issued ViRexx Shares.

(15)
Dr. Stevens holds options for 115,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. Stevens, upon such exercise Dr. Stevens would beneficially own, directly or indirectly 0.2% of the issued ViRexx Shares.

(16)
Dr. Griffith holds options for 115,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. Griffith, upon such exercise Dr. Griffith would beneficially own, directly or indirectly 0.2% of the issued ViRexx Shares.

As a group, the directors and officers owned, directly or indirectly, or exercised control or direction over an aggregate of 9,138,764 (approximately 13.3% of the total outstanding) ViRexx Shares as at the date hereof. The directors and executive officers of the Corporation own beneficially or exercise control or direction over (directly or indirectly) 4,450,000 options for ViRexx Shares or 64.9% of the issued and outstanding options for ViRexx Shares under the ViRexx Option Plan and warrants for an additional 599,000 ViRexx Shares. If all of such noted options and warrants were exercised, assuming no other changes respecting ViRexx, the directors and executive officers of the Corporation, as a group, would own beneficially or exercise control or direction over (directly or indirectly) an aggregate of 14,187,764 ViRexx Shares or 20.4% of the issued and outstanding ViRexx Shares. The information as to ViRexx Shares owned indirectly or over which control, or discretion is exercised by the directors and officers, but, which are not registered in their names, not being within the knowledge of ViRexx, has been furnished by such directors and officers.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below, management of ViRexx is not aware of any material interest, direct or indirect, of any director or senior officer of ViRexx, or any ViRexx shareholder who beneficially owns more than 10% of any class or series of outstanding voting securities, or any known associate or affiliate of the foregoing persons, in any transaction within the past three completed financial years or during the current financial year that has materially affected or will materially affect ViRexx.

(a)
In April 2002, ICN Pharmaceuticals, Inc. (“ICN”) brought a lawsuit against AltaRex Corp. in the Superior Court of Orange County, California claiming that AltaRex Corp. breached a letter of intent between ICN and AltaRex Corp. and seeking unspecified damages. In June 2003, pursuant to an agreement between ICN and Dr. Antoine Noujaim, ICN agreed not to pursue its claims against AltaRex Corp. in exchange for payment of U.S. $275,000, which was paid by Dr. Noujaim. In connection with this agreement, AltaRex Corp. and Dr. Noujaim entered into an agreement pursuant to which AltaRex Corp. agreed to pay Dr. Noujaim U.S. $275,000, reimburse him for all related costs and expenses and indemnify him from any and all claims arising out of his agreement with ICN. Pursuant to the agreement, AltaRex Corp. issued Dr. Noujaim a promissory note in the principal amount of U.S. $275,000, which was secured by all of AltaRex Corp.’s personal property. Interest accrued on the note at a rate of 10% per annum. Principal and interest on the note was payable on demand. Dr. Noujaim has been repaid the entire U.S. $275,000 plus interest.

(b)
From May of 2003 to November of 2004, AltaRex and prior to February 3, 2004, AltaRex Corp., leased space from ViRexx for its Canadian facilities on a month-to-month basis. Dr. Antoine Noujaim and Mr. Rob Salmon were then and are officers and directors of ViRexx. The total lease costs for AltaRex Corp. for the fiscal year ended December 31, 2003 were approximately $257,000.

(c)
Effective September 20, 2002, Dr. Antoine Noujaim advanced (loaned) funds to ViRexx Research in the principal amount of $175,000, such funds bearing simple interest at 12% per annum, to accrue monthly, and payable September 20, 2005. These funds were advanced pursuant to, a general security agreement and a private placement agreement, each agreement dated September 20, 2002.

Pursuant to the general security agreement, ViRexx Research mortgaged and charged by way of a fixed and specific charge and granted to Dr. Antoine Noujaim a security interest in all of ViRexx Research’s T-ACT™ technology and all intellectual property created in respect of the T-ACT™ technology. In addition, ViRexx Research granted a security interest in all trade-marks of ViRexx Research, registered or unregistered, which ViRexx Research then owned or thereafter may have rights in which describe the T-ACT™ technology. This general security agreement, to the extent it secured Dr. Noujaim’s loan has now been cancelled.

(d)
Dr. Antoine Noujaim, Chairman, Chief Executive Officer and former President of ViRexx, provided interim financing (the “Interim Financing”) to ViRexx Research in the amount of $575,000. As consideration for providing the Interim Financing and as security therefore, Dr. Noujaim received a general security agreement (“GSA”) and promissory note (“Promissory Note”), each dated June 16, 2003, from ViRexx Research which provided for 18% annual interest calculated daily on all outstanding amounts advanced pursuant to the Interim Financing. Upon closing of the ViRexx Amalgamation on December 31, 2003, the full amount of the Interim Financing cash plus accrued interest was paid in cash and Dr. Noujaim also received 230,000 warrants, each warrant entitling Dr. Noujaim to purchase one ViRexx Share at a price of $0.80 until December 23, 2004. The GSA and Promissory Note were terminated and the warrants expired unexercised.

(e)
On August 6, 2003, Dr. Antoine Noujaim converted his $175,000 principal amount of indebtedness plus accrued interest of $17,333 (for an aggregate of $192,333) into 521,233 ViRexx Research common shares on the following conversion basis. The principal amount of $175,000 was converted at $0.369 per ViRexx Research common share for a total of 480,160 ViRexx Research common shares and accrued interest of $17,333 was converted at $0.422 per ViRexx Research common share for a total of 41,073 ViRexx Research common shares. Accrued interest on such indebtedness in the amount of $3,667 has not yet been paid.

(f)
At the time of the acquisition of AltaRex by ViRexx on December 10, 2004 (the “AltaRex Arrangement”), Dr. Antoine Noujaim, was the President, Chief Executive Officer and a director of both AltaRex and ViRexx, the Vice-Chairman of AltaRex and the Chairman of ViRexx. Dr. Noujaim then held 1,500,000 or 2.9% of the AltaRex common shares as well as 2,250,000 AltaRex stock options. Dr. Noujaim then held 5,044,019 or 18.7% of the ViRexx Shares as well as 350,000 ViRexx stock options and 855,000 ViRexx warrants. As a result of the AltaRex Arrangement, Dr. Noujaim held 5,794,019 or 10.9% of the ViRexx Shares and constituted the largest single shareholder of ViRexx. In addition, Dr. Noujaim held 1,475,000 ViRexx stock options and 855,000 ViRexx warrants, which if exercised, assuming no other changes, would have resulted in Dr. Noujaim holding 8,124,019 or 14.6% of the ViRexx Shares.

(g)
At the time of the AltaRex Arrangement Jacques R. Lapointe and Bruce D. Brydon were independent directors of AltaRex and in connection with the AltaRex Arrangement stood for, and were elected as additional directors of ViRexx.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Corporation is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The Corporation did not enter into any material contracts, other than contracts entered into in the ordinary course of business, within the most recently completed financial year (or prior to, from January 1, 2002 but still in effect), other than the following:

1.	Exclusive License Agreement between Unither Pharmaceuticals, Inc and AltaRex Corp. (“AltaRex”) dated April 17, 2002.

2.	First Amendment to the License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated August 6, 2003.

3.	Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002.

4.	Registration Rights Agreement between United Therapeutics Corporation and AltaRex Corp., April 17, 2002.

5.	Security Agreement between United Therapeutics Corporation and AltaRex Corp dated April 17, 2002.

6.	Arrangement Agreement Among Nova Bancorp Investments Ltd. and AltaRex Corp. and AltaRex Medical Corp. dated December 23, 2003.

7.	Asset Purchase Agreement Between AltaRex Corp. and AltaRex Medical Corp. (“Medical”) Dated December 31, 2003.

8.	Indemnification Agreement Between AltaRex Corp. and AltaRex Medical Corp. dated February 3, 2004.

9.	Convertible Note Payable with a prescribed interest rates of 6% granted in favour of United Therapeutics Corporation by AltaRex Medical Corp. dated February 3, 2004.

10.	Distribution Agreement between AltaRex Medical Corp. and Dompé International S.A. dated June 8, 2004.

11.	Arrangement Agreement between ViRexx Medical Corp. and AltaRex Medical Corp. dated October 15, 2004.

12.	Collaborative Development Agreement between Protein Sciences Corporation and ViRexx Medical Corp. dated effective April 20, 2005

13.	License Agreement dated December 13, 2001 between The Governors of the University of Alberta and ViRexx Medical Corp.

14.	University of Alberta Agreement entered into on November 15, 1998 among the University of Alberta, Noustar Technologies Inc. and Somagen Diagnostics Inc.

15.	University of Alberta Th1 Response Agreement entered into on May 1, 2002 between ViRexx and the Governors of the University of Alberta.

16.	Thrombotics Exclusion Agreement entered into on November 1, 1999 between ViRexx and Thrombotics Inc.

17.	Technology Commercialization Agreement made as of the 1st day of January, 2004 between Alberta Heritage Foundation for Medical Research and ViRexx Medical Corp.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, have audited the financial statements of the Corporation for the year ended December 31, 2005, as set forth in the Annual Report of the Corporation. As at the date hereof, the partners and associates of PricewaterhouseCoopers LLP, Chartered Accountants, the independent auditors of the Corporation, as a group did not beneficially own any of the outstanding common shares of the Corporation.

Parlee McLaws LLP, Barristers and Solicitors, have provided legal advice to ViRexx during the year ended December 31, 2005 to the date hereof, the partners and associates of Parlee McLaws LLP, Barristers and Solicitors, the legal counsel of the Corporation, as a group beneficially own less than 1% of the ViRexx Shares.

ADDITIONAL INFORMATION

Additional information relating to ViRexx is on SEDAR at www.sedar.com.

Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions is contained in the Information Circular of the Corporation for the Corporation's most recent annual meeting of shareholders that involved the election of directors, which is incorporated herein by reference and forms an integral part of this Annual Information Form.

Additional financial information is provided in ViRexx’s comparative financial statements and management discussion and analysis for the financial year ended December 31, 2004 and under the heading "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in the 2004 Annual Report of the Corporation, which are incorporated herein by reference and form an integral part of this Annual Information Form.

Any request for any documents referred to above should be made to the President, ViRexx Medical Corp., 8223 Roper Road, Edmonton, Alberta, T6G 2N8 or by telecopier at (780) 436-0068.

GLOSSARY OF TERMS

The following is a glossary of terms and abbreviations used frequently throughout this Annual Information Form.

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. c. B-9, as amended.

“Alpha Fetal Protein” or “AFP” means a serum tumour marker for identifying tumours most commonly found in the liver or testes but also for tumours found in the gastro-intestinal tract, genitals, urinary tract, pancreas and ovaries. It is normally found in neonatal humans and disappears as a person matures. It is not normally found in adults.

“AltaRex” means AltaRex Medical Corp., a corporation incorporated pursuant to the ABCA and a wholly owned subsidiary of ViRexx.

“Antibody” means any of various proteins in the blood that are generated in reaction to foreign proteins to neutralize them or produce immunity to them. As a protective protein molecule, an antibody can combine with a foreign virus protein antigen and inactivate the virus.

“Antigens” means any foreign or perceived foreign protein that when entering the body’s chemistry stimulates the production of an antibody.

Biological response modifiers “BRMs” or cytokines comprise a group of proteins made by the human body that alter the immune response to enhance, direct or restore the body’s ability to fight disease. BRMs include colony stimulating factors, erythropoietins, interferons, interleukins, and tumor necrosis factor inhibitors.

“EMB” means Endpoint Monitoring Board.

“EMEA” means the European Agency for the Evaluation of Medicinal Products.

“FDA” means the United States Food and Drug Administration.

“IgG” means immunoglobulin G.

“MAb” means monoclonal antibody.

“Nanoparticle Delivery System”, in relation to ViRexx technology, means biodegradable particles suitable for delivery of therapeutic agents and their size is measured in nanometres.

“Orphan Drug” has the meaning ascribed thereto in the U.S. Orphan Drug Act of 1983, as amended and the rules and policies of the FDA.

“Recombinant Chimeric Molecule” means, related to ViRexx technology, a combination of an antigen and a fragment of a murine IgG molecule combined recombinantly.

“Thrombus Formation Component” or “TFC” means a molecule or portion of a molecule that induces a blood clot.

“Transaminase” means an enzyme produced by the liver and used to measure the degree of inflammation in the liver.

“Tumour Associated Antigens” or “TAA’s” means antigens normally associated with the tumour found on the tumour or in the bloodstream.

“TPP” means the Therapeutic Products Programme of Health Canada.

“TSX” means the Toronto Stock Exchange.

“TTR” means time to relapse.

“UFE” means uterine artery embolization.

“United Therapeutics” means United Therapeutics Corporation.

“Unither” means Unither Pharmaceuticals, Inc.

“ViRexx” or “Corporation” means ViRexx Medical Corp., a corporation amalgamated pursuant to the ABCA, and its subsidiaries unless the context specifies or implies otherwise.

“ViRexx Research” means ViRexx Research Inc., a predecessor to ViRexx being the corporation resulting from the amalgamation of Novolytic Corp. and ViRexx Research Inc. (“Original ViRexx”) under the ABCA on August 1st, 2002.

“ViRexx Share” means a common share in the capital of ViRexx Medical Corp.

“von Willebrand Factor” or “VWF” means a large protein found in the bloodstream involved in capturing platelets or binding to platelets to form a blood clot.

SCHEDULE “A”
TO THE ANNUAL INFORMATION FORM
OF
VIREXX MEDICAL CORP.
DATED MARCH 22, 2006

(Form 52-110F1)

1.	AUDIT COMMITTEE’S CHARTER:

I.	Role

The Audit Committee is a committee of the Board of Directors (the "Board"). Its role is to assist the Board in its oversight of the integrity of the financial and related information of the Corporation including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Audit Committee is appointed by the Board to review and monitor them.

While the Audit Committee shall have the responsibilities and powers set forth in this charter, it shall not be the duty of the Audit Committee to determine whether the Corporation’s financial statements are complete, accurate, or in accordance with generally accepted accounting principles or to conduct audits. These are the responsibilities of management and the external auditor in accordance with their respective roles.

The responsibilities of a member of the Audit Committee shall be in addition to such member’s duties as a member of the Board.

II.	Authority

The Audit Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the internal and external auditors. The Audit Committee shall also have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources to carry out its responsibilities. The Audit Committee shall have direct communication channels with the internal auditors (if any) and the external auditors to discuss and review specific issues as appropriate.

III.	Membership and Meetings

The Audit Committee shall be composed of a minimum of three directors, all of whom shall be independent as that term is defined in Multilateral Instrument 52-110, Audit Committees (“M.I. 52-110”), and under the requirements of the AMEX listing standards (the “AMEX Standards”) and any other applicable requirements of Canadian and United States securities laws. A member of the Audit Committee shall automatically cease to a member upon ceasing to be a director of the Corporation.

Members shall serve one-year terms and may serve consecutive terms, which are encouraged to ensure continuity of experience.

The Chairperson shall be appointed by the Board of Directors for a one-year term and may serve any number of consecutive terms.

Except as may be permitted by applicable securities laws and regulatory policies, all members of the Audit Committee must be ‘‘financially literate’’ i.e., have the ability to read and understand a balance sheet, an income statement and a cash flow statement. At least one member of the Audit Committee should be financially sophisticated in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background which results in the individual’s sophistication. This individual must have the ability to analyze and interpret a full set of financial statements including the attached notes, in accordance with Canadian and United States generally accepted accounting principles.

The Chairman of the Audit Committee shall be appointed by the Board and the Chairman shall preside at all meetings of the Audit Committee and shall have a second and deciding vote in the event of a tie. If the Chairman is absent from a meeting, then the remaining members of the Audit Committee shall appoint one of their members to act as Chairman.

Subject to the requirements of this charter, the time(s), place and processes for calling meetings of the Audit Committee and the procedures at such meetings shall be determined by the Audit Committee.

Quorum of a meeting of the Audit Committee shall be the attendance of two (2) members thereof. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

The minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to Audit Committee members with copies to the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

A written resolution signed by all the members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee is as valid as if it had been passed at a meeting of the Audit Committee.

The Audit Committee reviews, prior to their presentation to the Board of Directors and their release, all material financial information required by securities regulations.

IV.	Responsibilities

In carrying out its role, the Audit Committee SHALL:

A.	General

1.	Meet at least four times per year, or more frequently if circumstances or the obligations of the Audit Committee require;

2.	Report to the Board on such matters as the Board may from time to time refer to the Audit Committee;

3.	Annually review and reassess the adequacy of this charter and submit such evaluation to the Board and recommend any proposed changes to the Board for approval;

B.	External Auditor

1.	Require the external auditor to report directly to the Audit Committee and shall provide notice of each Audit Committee meeting to the external auditor;

2.
Recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor's report or performing other audit, review or attest services for the Corporation and the compensation of the external auditor, and as necessary, review and approve the discharge of the external auditor. If the event of a change of external auditor, the Audit Committee shall review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Instrument 51-102 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period;

3.
Be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the auditor's report or performing other audit, review or attest services for the Corporation;

4.	Oversee the resolution of disagreements between management and the external auditor regarding financial reporting;

5.	Pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditor and the fees for those services;

6.	Take reasonable steps to confirm the independence of the external auditor, which shall include, but shall not be limited to:

(a)
ensuring receipt, at least annually, from the external auditor of a formal written statement delineating all relationships between the external auditor and the Corporation, including non-audit services provided to the Corporation, consistent with Section 5751 of the Canadian Institute of Chartered Accountants Handbook;

(b)
considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor; and

(c)	enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditor;

7.	Review and approve the Corporation's hiring policies regarding the hiring of partners, employees, and former partners and employees of the Corporation's existing and former external auditor;

C.	Audit and Other Review Processes

1.	Consider, in consultation with the external auditor, the audit scope and plan of the external auditor;

2.
Consider and review with the external auditor the matters required to be discussed by Section 5751 of the Canadian Institute of Chartered Accountants Handbook, as the same may be modified or supplemented from time to time;

3.	Review and discuss with management and the external auditor, as appropriate, at the completion of the annual audit:

(a)	the Corporation's annual audited financial statements and related footnotes, including the accompanying management's discussion and analysis prior to their release;

(b)	the external auditor’s audit of the financial statements and its report thereon;

(c)	any significant changes required to be made in the external auditor’s audit plan;

(d)	any serious difficulties or disputes between management and the external auditor during the course of the external auditor's audit;

(e)	any related findings and recommendations of the external auditor together with management’s responses including the status of previous recommendations; and

(f)	any other matters related to the conduct of the external audit which are to be communicated to the Audit Committee by the external auditor under Canadian generally accepted auditing standards;

4.
Review and discuss with management and the external auditor, as appropriate, at the completion of each interim period, the Corporation's interim financial statements including the accompanying management's discussion and analysis prior to their release;

5.
Review and discuss with management and the external auditor, as appropriate, any annual and interim earnings guidance and other press releases containing information derived from the Corporation's financial statements prior to their release;

6.
Ensure that the Corporation has satisfactory procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and the Audit Committee shall periodically assess the adequacy of such procedures;

7.
Review and discuss with management and the external auditor and others, as appropriate, the Corporation’s internal system of audit controls established by management and the Board and the effectiveness of such controls, and inquire of management and the external auditor about significant financial risks or exposures and the steps management has taken to the minimize such risks;

8.
Review and discuss with management and the external auditor, as appropriate, the Corporation's financial reporting practices, including changes in, or adoptions of, accounting standards and principles and disclosure practices;

9.
Review with management and the external auditor their qualitative judgments about appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the Corporation's accounting principles and underlying estimates;

10.
Meet with the external auditor and management in separate sessions, as necessary or appropriate, to discuss any matters that the Audit Committee, the external auditor or management believe should be discussed privately with the Audit Committee, provided however that the Audit Committee may request any officer, director or employee of the Corporation, its outside legal counsel or other advisors to attend a meeting of the Audit Committee or to meet with any members of, or advisors to, the Audit Committee and to assist in any such discussions;

D.	Public Disclosure Documents

1.
Review all public disclosure documents, including but not limited to press releases, containing audited or unaudited financial information, any prospectuses, annual reports, annual information forms, and management’s discussion and analysis prior to their public release or filing with securities regulators;

E.	Risk Assessment

1.
Assess significant risk areas and the Corporation's policies to manage risk including, without limitation, environmental risk, insurance coverage and other areas as determined by the Board from time to time; and

F.	Procedures for Complaints

1.
Establish procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

2.	COMPOSITION OF AUDIT COMMITTEE

Douglas Gilpin, C.A., Chairman
Thomas E. Brown
Bruce D. Brydon

All are independent Directors.

3.	RELEVANT EDUCATION AND EXPERIENCE

Douglas Gilpin, C.A., Chairman. Mr. Gilpin is a Chartered Accountant with more than 30 years of business advisory and consultancy experience. He was a partner with KPMG LLP from 1981 until his retirement from the firm in 1999. His practice focused on business advisory and assurance and involved work with numerous companies in the biotechnology field.

Thomas E. Brown. Mr. Brown is the Founder, Director and former President of Somagen Diagnostics Inc., (“Somagen”) an Edmonton-based, privately held sales and marketing company in the clinical laboratory diagnostic testing industry. Somagen’s clinical diagnostic product lines are provided by some of the world’s leading manufacturers in the areas of general chemistry, special chemistry, point of care, immunology, microbiology and cellular pathology. Somagen is currently the largest private clinical diagnostics company in Canada with sales, service and technical support in all regions of the country. Mr. Brown is currently President of Langerin, Inc., an investment company with a focus in biotech, real estate, oil and gas and private business. His experience has required that he be financially literate in order to accomplish the responsible duties which he has had in his career.

Bruce D. Brydon. Mr. Brydon is the former President and Chief Executive Officer of Biovail Corporation. He has more than 27 years of pertinent operational experience in biotechnology and pharmaceuticals, particularly in key industry areas such as registration and approval processes in the U.S., Canada and Europe, product licensing, and capital raising in the U.S. and Canadian debt/equity markets. Prior to Biovail, Mr. Brydon served as President and Chairman of Boerhinger Mannheim’s Canadian operations and as President of Beirsdorf AG’s Canadian health care and industrial business entities. His experience has required that he be financially literate in order to accomplish the responsible duties which he has had in his career.

4.	EXTERNAL AUDIT SERVICE FEES

(a)	Audit Fees:

2005: $53,611
2004: $24,750

(b)	Audit Related Fees

2005: $69,990
2004: $58,797

(c)	Tax Fees

2005: $4,500
2004: $5,125